Exhibit 1.01

Fortive Corporation

Conflict Minerals Report

For the reporting period from January 1, 2025 to December 31, 2025

This Conflict Minerals Report (the “Report”) of Fortive Corporation (the “Company”) has been prepared pursuant to Rule 13p-1 and Form SD (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2025 to December 31, 2025.

The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products and the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals, which we collectively refer to in this Report as the “Conflict Minerals,” are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten. The “Covered Countries” for the purposes of the Rule and this Report are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola.

Description of the Company’s Products Covered by this Report

This Report relates to products: (i) for which Conflict Minerals are necessary to the functionality or production of those products; (ii) that were manufactured, or contracted to be manufactured, by the Company; and (iii) for which the manufacture was completed during calendar year 2025. These products, which are referred to in this Report collectively as the “Covered Products,” consist of products, software, and services in our Intelligent Operating Solutions segment, our Advanced Healthcare Solutions segment, and, prior to the separation of Ralliant Corporation in June 2025, our former Precision Technologies segment.

Reasonable Country of Origin Inquiry

The Company has conducted a reasonable country of origin inquiry, or RCOI, regarding the Conflict Minerals. This inquiry was reasonably designed to determine whether any of the Conflict Minerals originated in the Covered Countries and whether any of the Conflict Minerals may be from recycled or scrap sources.

The Company’s supply chain with respect to the Covered Products is complex, and there are many third parties in the supply chain between the ultimate manufacturer of the Covered Products and the original sources of Conflict Minerals. The Company does not purchase Conflict Minerals directly from mines, smelters or refiners. The Company must therefore rely on its suppliers to provide information regarding the origin of Conflict Minerals that are included in the Covered Products.

Moreover, the Company believes that the smelters and other refiners (“smelters”) of the Conflict Minerals are best situated to identify the sources of Conflict Minerals, and therefore has structured its RCOI and due diligence processes to ultimately identify the applicable smelters of Conflict Minerals in the Company’s supply chain. Due to the overlap between the supplier/smelter RCOI and supplier/smelter due diligence processes, the supplier/smelter RCOI processes are summarized in the due diligence section of this Report.

Based on the RCOI, the Company has reason to believe that certain of its necessary Conflict Minerals may have originated in the Covered Countries and are not from recycled or scrap sources.

Due Diligence

The Company designed its due diligence process to conform with the Organization for Economic Cooperation and Development’s (“OECD’s”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and accompanying Supplements as applicable for downstream companies (the “OECD Guidance”). In accordance with the OECD Guidance five-step framework, we undertook the following due diligence measures.

The five steps of the OECD Guidance are: (1) establish strong company management systems, (2) identify and assess risk in the supply chain, (3) design and implement a strategy to respond to identified risks, (4) carry out independent third-party audit of supply chain due diligence at identified points in the supply chain, and (5) report annually on supply chain due diligence.

The Company established strong management systems according to Step 1 of the OECD Guidance. The Company’s systems included the following:

•	Policy. The Company adopted the Fortive Corporation Conflict Minerals Policy Statement (the “Company Policy”), incorporating the standards set forth in the OECD Guidance. The policy states the Company’s commitment to sourcing components and materials from companies that share its values regarding respect for human rights, integrity and environmental responsibility and complying with the OECD Guidance and Section 1502 of the Dodd-Frank Act. The Company Policy also provides that the Company will exercise due diligence with its suppliers consistent with the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas. In addition, the Company Policy provides that the Company will communicate to its suppliers its expectation that the suppliers commit to sourcing only from conflict-free smelters. Under the Company Policy, each Company supplier is required to provide completed Responsible Minerals Initiative (“RMI”) Conflict Minerals Reporting Template (the “Template”) declarations. The Company Policy is available at www.fortive.com under the heading “Our Impact” and sub-heading “Reports & Policies.”

•	Internal Management Structure. The Company has implemented an internal management structure to execute the RCOI and due diligence process. The structure consists of a member of Company senior management with overall responsibility for the RCOI and the due diligence process; a member of the Company’s corporate procurement department with dedicated responsibility for the design and execution of the RCOI and due diligence process; and an appointed employee at each of the Company’s operating companies with responsibility for discharging the operating company’s responsibilities in connection with the RCOI and due diligence process.

•	Design of Supplier Engagement Process. The Company implemented a process to collect required supplier and smelter RCOI and due diligence data. Details on the supply chain data gathering process are provided below.

•	Strengthen Company Engagement with Suppliers. The Company directly engaged suppliers as further discussed below.

•	Grievance Mechanism. The Company has established a dedicated channel that provides a mechanism to report violations of our policies or other concerns by contacting conflictminerals@fortive.com.

The Company designed its supplier due diligence process to identify the smelters and assess risk in the Company’s supply chain in accordance with Step 2 of the OECD Guidance. The Company’s supplier due diligence process included the following:

•	The Company identified the suppliers that presented the greatest risk in the Company’s supply chain and emailed to each such supplier a copy of the Company Policy and a link to the Template and requested that such supplier return to the Company a completed Template with respect to all components and materials that such supplier provides to the Company.

•	As necessary, the Company educated suppliers regarding the reasons for requesting the Conflict Minerals data and answered supplier questions relating thereto.

•	The Company followed up with the suppliers that did not respond to the Company’s initial outreach, and also followed up with suppliers who submitted data that appeared to be incomplete or incorrect.

•	The Company amalgamated supplier-provided smelters into a single unique list of smelters.

Some of the Company’s suppliers were unable to identify the smelters or countries of origin in their supply chain, some suppliers responded by providing information related to all of the items the supplier produces without identifying smelters specific to the items purchased by the Company, and some suppliers included names of smelters that we believe may have been misidentified as smelters or that are not operational. The Company followed up with the suppliers that did not respond to the Company’s initial outreach, and also followed up with suppliers that submitted data in the Template that appeared to be incomplete or incorrect.

With respect to each smelter identified by the Company’s supply chain that declared directly or through its relevant industry association that it did not source from the Covered Countries, and were not recognized as conflict-free by the RMI’s Responsible Minerals Assurance Process (“RMAP”), the Company, with the assistance of Claigan Environmental Inc., an outside consultant, reviewed publicly available information to determine if there was any contrary evidence to the smelter’s declaration. In connection with Step 4 of the OECD Guidance, with respect to each smelter identified by the Company’s supply chain that is sourcing from or as to which there is reason to believe may be sourcing from the Covered Countries, the Company did not audit such smelters. Instead, the Company relied on the RMAP, and if the smelter has not been audited and recognized as conflict-free by the RMAP, the Company conducted risk mitigation on the smelter according to Step 3 of the OECD Guidance.

The Company’s internal team supporting the Company’s compliance with the Company Policy and the applicable regulations consolidated such data provided by the Company’s suppliers, as well as the findings from the Company’s outside consultant, for periodic reporting to the Company’s senior management consistent with Step 3 of the OECD Guidance. In addition, consistent with Step 3 of the OECD Guidance, throughout the due diligence process, the Company identified the applicable risks associated with our supply chain relating to Conflict Minerals for mitigation as discussed below under "Risk Mitigation and Due Diligence Improvement.”

Annual Report on Supply Chain Due Diligence

In accordance with Step 5 of the OECD Guidance, this Conflict Minerals Report has been filed with the U.S. Securities and Exchange Commission. The Conflict Minerals Report is also available at www.fortive.com (under the heading “Our Impact” and “Reports & Policies”).

Results of Due Diligence

The responses provided by the Company’s suppliers resulted in the identification of 334 unique smelters that may have been the source of Conflict Minerals contained in products we contracted to manufacture in 2025. The Company determined that 48 of the identified smelters source, or there is reason to believe may source, Conflict Minerals from the Covered Countries. The Company compared these smelters to the list of smelters that have been audited and recognized as conflict-free by the RMAP and, for those 15 smelters that have not been recognized as conflict-free by the RMAP, worked with our outside consultant to conduct risk mitigation in accordance with Step 3 of the OECD Guidance, including performing additional due diligence to determine if there was any reason to believe such smelter directly or indirectly finances or benefits armed groups in the Covered Countries.

Notwithstanding these steps, due to the lack of product-level detail provided by the suppliers, the Company was unable to confirm that the necessary Conflict Minerals in its products were processed by any particular smelter or smelters or originated in any particular country.

Risk Mitigation and Due Diligence Improvement

The Company expects to take the following steps to improve its due diligence measures and to further mitigate the risk that the necessary Conflict Minerals contained in the Company’s products finance or benefit armed groups in the Covered Countries:

•	continue to seek to include in new supplier contracts a commitment by the supplier to take steps necessary to (a) enable the Company to comply with the Rule, and (b) with respect to smelters in the Company’s supply chain that source from the Covered Countries, source only from smelters that have obtained a “conflict-free” designation from an independent, third-party auditor; and

•	continue to engage with suppliers to improve the accuracy and completeness of the information provided to the Company about the Company’s supply chain.

Cautionary Statement about Forward-Looking Statements

Certain statements included in this report are “forward-looking statements” within the meaning of the United States federal securities laws. All statements other than historical factual information are forward-looking statements. Forward-looking statements are based on assumptions and assessments made by our management in light of their experience and perceptions of current conditions, expected future developments and other factors they believe to be appropriate. Forward-looking statements are not guarantees of future actions or results, and actual actions or results may differ materially from the actions and results contemplated by our forward-looking statements. Accordingly, you should not place undue reliance on any such forward-looking statements. Information regarding the factors that may cause actual results to differ materially from these forward-looking statements may be found in our SEC filings, including our Annual Report on Form 10-K for the year ended December 31, 2025. These forward-looking statements speak only as of the date of this report and the Company does not assume any obligation to update or revise any forward-looking statement, whether as a result of new information, future events and developments or otherwise.